Exhibit (a)(8)

Scholastic Corporation Announces Termination Of Modified Dutch Auction Tender Offer

NEW YORK, Jan. 21, 2016 /PRNewswire/ -- Scholastic Corporation (NASDAQ: SCHL), the global children's publishing, education and media company, today announced that it had terminated its offer to purchase up to $200 million of its common stock through a modified "Dutch Auction" tender offer which was due to expire at 11:59 p.m. on Tuesday, January 26, 2016. As a result of this termination no shares will be purchased in the offer and all shares previously tendered and not withdrawn will be promptly returned to tendering holders.

On December 28, 2015, Scholastic commenced a tender offer pursuant to which holders of shares of Scholastic common stock were invited to tender some or all of their shares at a price within the range of $37 to $40 per share, as would have enabled Scholastic to purchase for cash up to 5,405,405 shares of its common stock.

Scholastic's obligation to acquire shares pursuant to the tender offer was subject to various terms and conditions specified in the offer to purchase and letter of transmittal documents that were distributed to holders, including a condition that there shall not have occurred any decrease of more than 10% in the Dow Jones Industrial Average, the New York Stock Exchange Index, the NASDAQ Composite Index or the Standard and Poor's 500 Composite Index measured from the close of trading on December 28, 2015, the day the tender offer commenced. Under the terms of the tender offer, once such a decrease in any of the foregoing indices occurred at any time prior to the expiration of the tender offer, and regardless of whether subsequent changes in the relevant index brought the decline back up to less than 10%, Scholastic had the right to terminate the tender offer.

On January 13, 2016, the NASDAQ Composite Index had declined by more than 10% from the close of trading on December 28, 2015, triggering the failure of the condition referred to above, and as of the close of trading on January 20, 2016, three of the relevant market indices evidenced a decline in excess of 10%, with the NASDAQ Composite Index having fallen 11.3% from the close of trading on December 28, 2015. Accordingly, the Company has exercised its right to terminate the outstanding modified "Dutch Auction" tender offer as a result of this triggering event having occurred.

About Scholastic

Scholastic Corporation (NASDAQ: SCHL) is the world's largest publisher and distributor of children's books, a leading provider of print and digital instructional materials for pre-K to grade 12, and a producer of educational and entertaining children's media. The Company creates quality books and ebooks, print and technology-based learning materials and programs, comprehensive classroom magazines and other products that, in combination, offer schools customized and solutions to support children's learning both at school and at home. The Company also makes quality, affordable books available to all children through school-based book clubs and book fairs. With a 95 year history of service to schools and families, Scholastic continues to carry out its commitment to "Open a World of Possible" for all children. Learn more at www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children's book and educational materials markets and acceptance of the Company's products within those markets, and other risks and factors identified from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

SCHL: Financial

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CONTACT: Scholastic Corporation, Investors: Gil Dickoff, (212) 343-6741, investor_relations@scholastic.com; Media: Kyle Good, (212) 343-4563, kgood@scholastic.com